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                                                           +------------------+
                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: September 30, 1999                       +------------------+
                 --------------------------------          | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     1-13778      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |     71941S-10-1  |
For the Transition Period Ended: ________________________  +------------------+

+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type. | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Physicians Resource Group, Inc.
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Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

14800 Landmark Blvd., Suite 500
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Address of Principal Executive Office (Street and Number)

Dallas, Texas 75240
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    |
[ ] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
    |      will be filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report or transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    |
[ ] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                               (Attach Extra Sheets if Needed)

     Physicians Resource Group, Inc. (the "Company") will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (the "September 30, 1999 10-Q") with the Securities and Exchange Commission on a timely basis. The Company's inability to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (the "September 30, 1998 10-Q") and Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 10-K") on a timely basis resulted primarily from a lack of adequate financial information from certain affiliated practices which are involved in disputes with the Company, as well as management and staff turnover. This situation has caused delays in the Company's ability to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "March 31 10-Q"), the Quarterly Report on Form 10-Q for the quarter ended June 30, 1999 (the "June 30 10-Q") and the September 30, 1999 10-Q on a timely basis. The Company is continuing its efforts to prepare and file its September 30, 1998 10-Q, 1998 10-K, March 31 10-Q, June 30 10-Q and September 30, 1999 10-Q.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                                       2
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            Michael Yeary                 (713)               629-5777
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).                      [ ] Yes  [X] No

     The Company has not yet filed with the Securities and Exchange Commission the September 30, 1998 10-Q, the 1998 10-K, the March 31 10-Q, the June 30 10-Q and the September 30, 1999 10-Q.
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                         Physicians Resource Group, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 1999                 By: /s/ David Meyer
     ------------------------------        -------------------------------------
                                            David Meyer
                                            Chairman of the Board

                                       3
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PART IV - Attachment

     To the extent not recorded in prior period financial statements yet to be finalized by the Company, material pre-tax adjustments may be recorded for the quarter ended September 30, 1999 for, among other things, the impairment of certain assets associated with affiliated practices that have instituted legal proceedings against the Company and receivable balances from other affiliates. At this time, the Company cannot predict the amount of any such charges because of delays resulting from the lack of adequate financial information from certain affiliated practices which have been involved in disputes with the Company and the amount of any such charges that may be recorded in prior period financial statements not yet reported upon.

                                       4